EXECUTION COPY

Asset Purchase Agreement

Dated as of December 11, 2012

Among

UltraStar Poway Creekside Plaza Inc. (Seller),

John Ellison, Russell Seheult and Alan Grossberg

&,

DC Poway Cinema, LLC,

TABLE OF CONTENTS

Page

ARTICLE I. DEFINITIONS; CONSTRUCTION		1
1.1	Definitions	1
1.2	Construction	7
ARTICLE II. THE TRANSACTION		7
2.1	Sale and Purchase of Assets	7
2.2	Cash; Etc.	8
2.3	Retained Assets	9
2.4	Assumed Liabilities	9
2.5	Retained Liabilities	9
2.6	Purchase Price	10
2.7	Closing	10
2.8	Payment of Purchase Price	10
2.9	Allocation of Purchase Price	10
2.10	Withholding Tax	10
2.11	Title	11
2.12	Certain Consents	11
2.13	Apportionment and Certain Expenses	11
2.14	Rights of First Refusal	12
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF SELLER		13
3.1	Organization	12
3.2	Authorization; Enforceability	13
3.3	No Violation of Laws or Agreements; Consents	13
3.4	Interests in Other Entities	13
3.5	Cinema Income Statements	13
3.6	No Changes	14
3.7	Taxes	14
3.8	Undisclosed Liabilities	14
3.9	Condition of Assets; Title; Business	14
3.10	Inventory	15
3.11	No Pending Litigation or Proceedings	15
3.12	Contracts	16
3.13	Permits; Compliance with Law	16
3.14	Real Estate	16
3.15	Labor Relations	17
3.16	Insurance	17
3.17	Intellectual Property Rights	17
3.18	Employee Benefits	18
3.19	Environmental Matters	18
3.20	Additional Cinemas	19

3.21	Finders’ Fees	19
3.22	Suppliers	19
3.23	Investment	19
3.24	Investor Status	19
3.25	Experience of Seller	20
3.26	Restricted Shares	20
ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF BUYER		20
4.1	Organization	20
4.2	Authorization and Enforceability	20
4.3	No Violation of Laws; Consents	21
4.4	No Pending Litigation or Proceedings	21
4.5	Finders’ Fees	21
ARTICLE V. CERTAIN COVENANTS		21
5.1	Conduct of Business Pending Closing	21
5.2	Fulfillment of Agreements	23
5.3	Employment, Severance and Termination Payments	23
5.4	Seller’s Employees	23
5.5	Workers’ Compensation and Disability Claims	23
5.6	Restrictive Covenants	24
5.7	Publicity	24
5.8	Transitional Matters	25
5.9	Books and Records	25
5.10	Permits	25
5.11	Mail	25
ARTICLE VI. CONDITIONS TO CLOSING; TERMINATION		25
6.1	Conditions Precedent to Obligation of Buyer	25
6.2	Conditions Precedent to Obligation of Seller	28
6.3	Deliveries and Proceedings at Closing	29
6.4	Termination	30
ARTICLE VII. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION		31
7.1	Survival of Representations	31
7.2	Indemnification by Sellers	32
7.3	Indemnification by Buyer	32
7.4	Waiver of Statute of Limitations	33
7.5	Notice of Claims	33
7.6	Third Party Claims	33
7.7	Limitation on Indemnification	33
7.8	Payment	34
7.9	Notification of Material Events or Changes	34
ARTICLE VIII. MISCELLANEOUS		34
8.1	Costs and Expenses	34
8.2	Bulk Sales	34

- ii -

8.3	Transfer Taxes	34
8.4	Further Assurances	34
8.5	Notices	34
8.6	Currency	36
8.7	Off-Set,Assignment; Governing Law	36
8.8	Amendment and Waiver; Cumulative Effect	36
8.9	Entire Agreement; No Third Party Beneficiaries	36
8.10	Specific Performance	36
8.11	Severability	36
8.12	Counterparts	37

- iii -

List of Schedules and Exhibits

Schedule 1.1P	Permitted Encumbrances
Schedule 2.1(a)	Tangible Assets
Schedule 2.1(b)	Lease Agreement
Schedule 2.1(c)	Christie/AIX Master License Agreement
Schedule 2.1(d)	Christie Agreement
Schedule 2.1(j)	Assumed Contracts
Schedule 2.2	Pre-Sold Tickets
Schedule 2.3	Retained Assets
Schedule 3.3	Third Party Consents
Schedule 3.6	No Changes
Schedule 3.9	Title; Business
Schedule 3.1	Litigation or Proceedings
Schedule 3.1	Material Contracts
Schedule 3.13	Permits
Schedule 3.15	Labor Relations
Schedule 3.16	Insurance
Schedule 3.17	Intellectual Property Rights
Schedule 3.18	Employee Benefits
Schedule 3.19	Environmental Matters
Schedule 3.20	Other Cinemas
Schedule 3.22	Suppliers
Schedule 5.10	Environmental Permits

Exhibit A	Form of Assignment and Assumption of Lease Agreement
Exhibit B	Financial Statements
Exhibit C	Form of Assignment and Assumption Agreement
Exhibit D	Form of Bill of Sale
Exhibit E	Forms of Non-Competition Agreements
Exhibit F	Form of Lessor Consent and Estoppel Certificate
Exhibit G	Form of Opinion of Seller’s Attorney
Exhibit H	Form of Lock-Up Agreement
Exhibit I	Form of Right of First Offer
Exhibit J	Rentrak Box Office Data

- iv -

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”), dated as of December 11, 2012, is by and among UltraStar Poway Creekside Plaza Inc., a California corporation (“Seller”); John Ellison, Russell Seheult and Alan Grossberg (collectively the “Seller’s Principals”); and DC Poway Cinema, LLC, a Delaware limited liability company (“Buyer”).

RECITALS

WHEREAS, Seller currently owns and operates a movie theater complex located at 13475 Poway Road, Poway, CA 92064 (the “Cinema”); and

WHEREAS,  “Lessor” owns the real estate on which the Cinema is located, as more particularly identified and described in the Lease Agreement; and

WHEREAS, Seller desires to sell and assign to Buyer, and Buyer desires to purchase and assume from Seller, Seller’s interests in the Purchased Assets related to the  Cinema and Business on the terms and subject to the conditions set forth below; and

WHEREAS, Seller and Buyer each desire to enter into the Assignment and Assumption of Lease Agreement with respect to the Lease Agreement.

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, Seller, Seller’s Principals, and Buyer, each intending to be legally bound hereby, agree as set forth below:

ARTICLE I.

DEFINITIONS; CONSTRUCTION

1.1           Definitions.  As used in this Agreement, including the recitals, the following terms have the meanings specified in this Section 1.1.  All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Additional Rent” has the meaning given that term in Section 2.13(b).

“Adjustment Amount” has the meaning given that term in Section 2.13(c).

“Adjustment Notice” has the meaning given that term in Section 2.13(c).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person.

“Agreement” means this Asset Purchase Agreement, as it may be amended from time to time.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement between Buyer and Seller, substantially in the form attached hereto as Exhibit C.

“Assignment and Assumption of Lease Agreement” means the assignment of the Lease Agreement between Buyer and Seller, substantially in the form attached hereto as Exhibit A.

“Assumed Contracts” has the meaning given that term in Section 2.1(h).

“Assumed Liabilities” has the meaning given that term in Section 2.4.

“Basket Amount” has the meaning given that term in Section 7.7.

“Benefit Plan” means any written and unwritten “employee benefit plans” within the meaning of Section 3(3) of ERISA, and any other written and unwritten profit sharing, pension, savings, deferred compensation, fringe benefit, insurance, medical, medical reimbursement, life, disability, accident, post-retirement health or welfare benefit, stock option, stock purchase, sick pay, vacation, employment, severance, termination or other plan, agreement, contract, policy, trust fund or arrangement, whether or not funded and whether or not terminated, (i) maintained or sponsored by Seller, or (ii) with respect to which Seller has or may have any Liability or is obligated to contribute, or (iii) that otherwise covers any of the current or former employees of Seller or their beneficiaries, or (iv) as to which any such current or former employees of Seller or their beneficiaries participated or were entitled to participate or accrue or have accrued any rights thereunder.

“Bill of Sale” means the bill of sale in substantially the form of attached Exhibit D.

“Business” means the operations of the Cinema being conveyed herein and shall specifically exclude all Retained Assets.

“Buyer” has the meaning given that term in the preamble.

“Buyer Damages” has the meaning given that term in Section 7.2.

“Buyer Indemnitees” has the meaning given that term in Section 7.2.

“Buyer Manager” means Digital Cinema Destinations Corp., a Delaware corporation.

“CERCLIS” means the United States Comprehensive Environmental Response Compensation Liability Information System List pursuant to Superfund.

“Christie” shall mean Christie Digital Systems USA, Inc.

“Christie Agreement” shall mean the maintenance agreement, more particularly identified on Schedule 2.1(d), pertaining to the equipment covered by or subject to the Christie/AIX Master License Agreement.

“Christie/AIX” shall mean Christie/AIX, Inc., a Delaware corporation.

“Christie/AIX” Master License Agreement” means that agreement more particularly identified on Schedule 2.1(h)

“Cinema” has the meaning given that term in the recitals and known as Poway 10 or Poway Cinema.

“Closing” has the meaning given that term in Section 2.7.

“Closing Date” has the meaning given that term in Section 2.7.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the applicable rulings and regulations thereunder.

“Damages” means Buyer Damages or Seller Damages, as the case may be.

“Disputed Amounts” has the meaning given that term in Section 2.13(d).

“Encumbrance” means any liability, debt, mortgage, deed of trust, pledge, security interest, encumbrance, option, right of first refusal, agreement of sale, adverse claim, lien, or assessment entered into by or filed against Seller and applicable to the Purchased Assets.  Notwithstanding the foregoing, the definition of Encumbrance shall exclude (i) all easements, rights-of-way and encumbrances of public record, (ii) all rights of any third parties pursuant to the Lease Agreement and Assumed Contracts, and (iii) all rights of the Lessor and any of the Lessor’s lenders and lien holders applicable to the Leased Premises of public record.

“Environmental Law” means any applicable Law relating to public health and safety or protection of the environment, including common law nuisance, property damage and similar common law theories.

“Environmental Permits” has the meaning given that term in Section 5.10.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the applicable rulings and regulations thereunder.

“Escrow Agreement” means the Escrow Agreement, dated as of August 29, 2012, among Buyer Manager, Seller, six Affiliates of Seller listed in Schedule A thereto, and Gary R. King & Associates as escrow agent.

“Financial Statements” shall mean the Income Statements and Balance Sheets   identified in Section 3.5.

“FIRPTA Certificate” has the meaning given that term in Section 6.1(l).

“GAAP” means United States generally accepted accounting principles in effect from time to time as they would be applied to the operations and Business of the Cinema.

“Governing Documents” means, with respect to any Person who is not a natural Person, the certificate or articles of incorporation, bylaws, deed of trust, formation or governing agreement and other charter documents or organization or governing documents or instruments of such Person.

“Governmental Body” means any court, government (federal, state, local or foreign), department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority or instrumentality.

“Income Statements” has the meaning given that term in Section 3.5.

“Indemnified Party” has the meaning given that term in Section 7.5.

“Indemnifying Party” has the meaning given that term in Section 7.5.

“Independent Accountants” has the meaning given that term in Section 2.13(d).

“Intellectual Property Rights” means trademark and service mark rights, applications and registrations, trade names, fictitious names, service marks, logos and brand names, copyrights, copyright applications, letters patent, patent applications and licenses of any of the foregoing, improvements, blueprints, specifications, drawings, designs and other intellectual property and proprietary rights.

“Inventory” has the meaning given that term in Section 2.1(i).

“Knowledge of Seller” or “Seller’s Knowledge” means the actual knowledge of any of the principals of the Seller.

“Law” means any applicable federal, state, municipal, local or foreign statute, law, ordinance, rule, regulation, judgment or order of any kind or nature whatsoever including any public policy, judgment, directive or order of any Governmental Body or principle of common law.

“Lease Agreement” means the Poway Lease Agreement.

“Leased Premises” means the premises that are the subject of the Lease Agreement located at 13475 Poway Road, Poway, CA 92064, as more particularly described in the Lease Agreement and at which the Cinema is located.

“Lessor” has the meaning given that term in the recitals.

“Lessor’s Consent” has the meaning given that term in Section 6.1(j).

“Liabilities” with respect to any Person, means all debts, liabilities and obligations of such Person of any nature or kind whatsoever, whether or not due or to become due, accrued, fixed, absolute, matured, determined, determinable or contingent and whether or not incurred directly by such Person or by any predecessor of such Person, and whether or not arising out of any act, omission, transaction, circumstance, sale of goods or service or otherwise.

“Litigation” has the meaning given that term in Section 3.11.

“Material Contracts” has the meaning given that term in Section 3.12.

“Non-Competition Agreements” means the non-competition agreements between Seller and Buyer, and between each of the Seller’s Principals and Buyer, in each instance substantially in the respective forms attached hereto as Exhibit E.

“Other Agreements” means the Assignment of Lease Agreement, the Assignment and Assumption Agreement, the Bill of Sale and the other agreements and instruments required by or entered into in connection with this Agreement.

“Payments” has the meaning given that term in Section 2.13.

“Permits” has the meaning given that term in Section 3.13.

“Permitted Encumbrances” means liens for current taxes not yet due and liens of public record on personal property identified on Schedule 1.1P and all items excluded from the definition of Encumbrances.

“Person” means and includes a natural person, a corporation, an association, a partnership, a limited liability company, a trust, a joint venture, an unincorporated organization, a business, a Governmental Body and any other legal entity.

“Petty Cash” has the meaning given that term in Section 2.2.

“Poway Lease Agreement” means that certain Lease Agreement, as amended, for the Cinema identified in Schedule 2.1(b).

“Pre-Sold Tickets” has the meaning given that term in Section 2.2.

“Pre-Sold Ticket Threshold” has the meaning given that term in Section 2.2.

“Purchased Assets” has the meaning given that term in Section 2.1.

“Purchase Price” has the meaning given that term in Section 2.6(a).

“Regulated Material” means any hazardous substance, material or waste as defined by any Environmental Law and any other material regulated by any Environmental Law, including petroleum, petroleum-related material, crude oil or any fraction thereof, PCBs, asbestos, radioactive materials, and other toxic substances.

“Related Party” means (i) Seller, (ii) any of Seller’s Principals, (iii) any Affiliate of Seller, (iv) any officer or director of any Person identified in clauses (i) or (ii) preceding, and (v) any spouse, sibling, ancestor or lineal descendant of any natural Person identified in any one of the preceding clauses.

“Retained Assets” has the meaning given that term in Section 2.3.

“Retained Liabilities” has the meaning given that term in Section 2.5.

“Seller” has the meaning given that term in the preamble.

“Seller Damages” has the meaning given that term in Section 7.3.

“Seller Group” means Seller and any corporation that may be aggregated with Seller under Sections 414(b), (c), (m) or (o) of the Code.

“Seller Indemnitees” has the meaning given that term in Section 7.3.

“Seller’s Predecessor” means any predecessor in Seller’s interest to any of the Purchased Assets by merger, combination, or reorganization.

“Sellers Principal’s” has the meaning given that term in the preamble.

“Solicitation” has the meaning given that term in Section 5.1(b).

“Superfund” means the United States Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. Sections 6901 et seq., as amended.

“Tangible Assets” has the meaning given that term in Section 2.1(a).

“Tax” means any domestic or foreign federal, state, county or local tax, levy, impost or other charge of any kind whatsoever, including any interest or penalty thereon or addition thereto, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Theater” means the Cinema.

“Third Party Consents” has the meaning given that term in Section 3.3.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Common Stock is then listed or quoted as reported by Bloomberg L.P. (“Bloomberg”) (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time), (b)  if the OTC Bulletin Board is not a Trading Market, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the OTC Bulletin Board, (c) if the Common Stock is not quoted for trading on the OTC Bulletin Board and if prices for the Common Stock are then reported by OTC Market Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Company and reasonably acceptable to the Seller.

 “Withheld Taxes” has the meaning set forth in Section 2.10.

1.2           Construction.  As used herein, unless the context otherwise requires:  (a) references to “Article” or “Section” are to an article or section hereof; (b) all “Exhibits” and “Schedules” referred to herein are to Exhibits and Schedules attached hereto and are incorporated herein by reference and made a part hereof; (c) “include”, “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import; and (d) the headings of the various articles, sections and other subdivisions hereof are for convenience of reference only and shall not modify, define or limit any of the terms or provisions hereof.  This Agreement is between financially sophisticated and knowledgeable parties and is entered into by such parties in reliance upon the economic and legal bargains contained herein.  The language used in this Agreement has been negotiated by the parties and their representatives and shall be interpreted and construed in a fair and impartial manner without regard to such factors as the party who prepared, or caused the preparation of, this Agreement or the relative bargaining power of the parties.

ARTICLE II.
THE TRANSACTION

2.1           Sale and Purchase of Assets.  Except as otherwise provided in Section 2.3, at the Closing, Seller shall sell, transfer and assign to Buyer, and Buyer shall purchase from Seller, free and clear of any Encumbrances, all of Seller’s right, title and interest in, to and under all of the assets, properties and rights of every kind and nature, including the Lease Agreement, goodwill, and intellectual property, existing on the Closing Date and located at and used in connection with the Cinema, whether personal or commercial, tangible or intangible, in electronic form or otherwise, and whether or not any of such assets have any value for accounting purposes or are carried or reflected on or specifically referred to in Seller’s books or financial statements (collectively, the “Purchased Assets”), which shall include the following:

(a)          All furniture, equipment, supplies including concession inventory, computer hardware and software, projectors, projector bulbs, ticketing machines, and point of sale equipment, displays, signage, leasehold improvements (subject, however, to the terms of the Lease Agreements), and other fixtures and equipment located in or related to the Cinema and the Business (the “Tangible Assets”), including those assets identified on Schedule 2.1(a);

(b)          The Lease Agreement, as more particularly identified on Schedule 2.1(b);

(c)          All equipment and property and all rights with respect thereto, covered by the Christie/AIX Master License Agreement as more particularly identified on Schedule 2.1(c);

(d)          All rights with respect to maintenance, support and other services under the Christie Agreement as more particularly identified on Schedule 2.1(d)

(e)          All books, records, manuals, documents, books of account, correspondence, sales reports, literature, brochures, advertising material and the like related  to the Business (other than accounting records and corporate books and records as defined in Section 2.3 or other Retained Assets);

(f)          All rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets;

(g)          All insurance benefits, including rights, claims and proceeds, arising from or relating solely to the Business or the Purchased Assets, but expressly excluding all insurance benefits arising from or relating or applying to any Retained Liabilities;

(h)          All rights to any Actions of any nature available to or being pursued by Seller to the extent related to the Business or the Purchased Assets, whether arising by way of counterclaim or otherwise, except those rights relating to the Retained Liabilities;

(i)          All inventory and supplies, including, without limitation, concession products, candy items and paper goods and other similar items (the “Inventory”) for the Business located at the Cinema as of the Closing Date;

(j)          All the contracts, if any, identified on Schedule 2.1(j) (the “Assumed Contracts”); and

(k)          All Permits; All goodwill and rights in and to intellectual property, including the names “Poway 10”, or “Poway Cinema”.

(l)          The telephone numbers for the Cinema, and

(m)          The goodwill of the Business.

2.2           Cash; Etc.  At the close of business on the last business day prior to the Closing Date, Seller and Buyer shall take a physical count of the Inventory and the Petty Cash  on hand at the Cinema (the “Petty Cash”).   The Petty Cash on hand shall be valued at its face value, and shall be paid for separately at the Closing. As of Closing Date Seller had pre-sold tickets for use by customers of the Cinema in the ordinary course of business (“Pre-Sold Tickets”). If the use by customers of the Cinema of Pre-Sold Tickets shall exceed One Hundred Dollars ($100.00) in the aggregate during the twelve (12) months following the Closing Date (the “Pre-Sold Ticket Threshold”), Buyer shall deliver to Seller, for each calendar month during such period, after the Pre-Sold Ticket Threshold shall have been met, a notice indicating the amount of Pre-Sold Tickets used during the month in excess of the Pre-Sold Ticket Threshold, together with reasonable documentation evidencing same, and Seller shall pay to Buyer  such amount within 30 days after Seller’s receipt of such notice. Seller shall not be required to reimburse Buyer for any Pre-sold Tickets used by customers after the date that is twelve (12) months following the Closing Date.

(a)          All Sellers’ Inventory is excluded from the Purchase Price and shall be paid for separately at the Closing valued at Seller’s cost on a first in, first out basis, provided that the amount of such Inventory does not exceed amounts that are customary in the ordinary course of the Business.  Seller's Inventory shall include concession products, candy items, paper goods and other similar items, but shall not include projector bulbs, which shall be deemed to be equipment for purposes of this Agreement.

2.3           Retained Assets.  Except for the Purchased Assets, Buyer is not purchasing, and Seller is not selling, contracts other than the Assumed Contracts, Seller’s accounting records and corporate minute books, stock books, corporate seal, or any of the motor vehicles or other items expressly set forth on Schedule 2.3 (collectively, the “Retained Assets”).  Accounting records of Seller shall remain the exclusive property of Seller in accordance with this Section, and shall mean any and all books of original entry, including any register or computer tapes, all journals or ledgers, all canceled checks, payroll records, bank or other account statements, including account statements or reports to or from any vendors, suppliers, film companies, or otherwise, including any correspondence relating to same or to any other items designated as an accounting record hereunder, and including all financial statements, records, tax returns, and all work papers or supporting information relating thereto, including all information gathered or compiled by Seller or Seller’s agents or accountants therefor, or summaries of same, including all disks, print-outs, or other digital or analog, written or electronic recording thereof.  The Purchased Assets shall not include any permits that are non-transferable.  Seller knows of no reason why any permit issued to Seller for use in its business would not be issued to Buyer for use by it after the Closing, assuming only Buyer is qualified to receive same.

2.4           Assumed Liabilities.  Subject to the terms and conditions set forth herein, Buyer shall, effective at the Closing, assume and agree to pay, perform and discharge only the following Liabilities of Seller (collectively, the “Assumed Liabilities”), and no other Liabilities:

(a)          all Liabilities in respect of the Lease Agreement, but only to the extent that such Liabilities thereunder are required to be performed after the Closing Date, and are not the sole result of any failure to perform, improper performance, warranty or other breach, default or violation by Seller of the Lease Agreement prior to the Closing Date.

2.5           Retained Liabilities.  Except for the Assumed Liabilities, Buyer does not hereby and shall not assume or in any way undertake to pay, perform, satisfy or discharge any other Liability of Seller, whether existing on, before or after the Closing Date or arising out of any transactions entered into, or any state of facts existing on, prior to or after the Closing Date (the “Retained Liabilities”), and Seller agrees to pay and satisfy when due all Retained Liabilities.  Without limiting the foregoing, the term “Retained Liabilities” shall include Liabilities:

(a)          to any Related Party;

(b)          for or under any Benefit Plan;

(c)          for any Taxes, whether or not by reason of, or in connection with, the transactions contemplated by this Agreement (but excluding any Taxes required to be paid to a Lessor or directly to any applicable taxing authority accruing under  the Lease Agreement on or after the Closing Date);

(d)          with respect to Seller’s administrative and corporate operations;

(e)          to any film distributor, and

(f)          any liabilities arising out of or relating to any other contract of Seller other than the Lease Agreement and then only to the extend provided in Section 2.4 thereof.

2.6           Purchase Price.

(a)          The aggregate purchase price for all of the Purchased Assets shall consist of (i) $1,366,022 dollars in cash (the “Cash Consideration”) and (ii) 71,675 shares of Class A common stock, par value $0.01, of Buyer Manager (the “Share Consideration”) and together with the Cash Consideration, the Purchase Price).

(b)          The shares comprising the Share Consideration shall be determined by valuing shares of Class A common stock of Buyer Manager as the higher of the dollar amount equal to (i) the 30-day VWAP prior to the Closing Date, less 10%, or (ii) $5.50 per share (the initial public offering price of Buyer Manager’s Class A common stock, less 10%).

(c)          The Purchase Price shall be allocated as follows:  $1.00 for the Lease Agreement; $1,684,517 for the remaining assets related to the Cinema; and $25,000 each to be paid to Sellers and its principals, John Ellison, Russell Seheult and Alan Grossberg, as consideration for entering into the Non-Competition Agreements.

2.7           Closing.  The closing of the transactions contemplated by this Agreement (the Closing”) shall take place at 10:00 a.m., local time, on the first Friday following the satisfaction or waiver of all conditions set forth in Article VI (except for all conditions that by their terms are to be satisfied at Closing) at a mutually convenient location, or by mail, or at such other time or date as the parties agree (the “Closing Date”).  The Closing shall be effective at 12:01 a.m. on or before December 28th, 2012, unless mutually extended in writing by the parties to this Agreement.

2.8           Payment of Purchase Price.  At Closing, the Purchase Price shall be paid by Buyer in the following manor: (i) the Cash Consideration shall be paid in immediately available funds in accordance with Section 2.6, less the Ten Thousand Eight Hundred Thirty Three and 33/100 dollars ($10,833.33) representing one-sixth of the amount that was deposited in Escrow pursuant to the Escrow Agreement, and (ii) the Share Consideration shall be paid by delivery of the Stock Evidence as defined in Section 6.3(b)(viii).

2.9           Allocation of Purchase Price.  Buyer and Seller shall report the federal, state and local income and other tax consequences of the purchase and sale contemplated hereby in a manner consistent with the payment of the Purchase Price and in accordance with the rules provided in the Internal Revenue Code of 1986, as amended, including Section 1060 thereof and the Treasury Regulations thereunder, and shall not take any position inconsistent therewith upon examination of any Tax Return, in any refund claim, in any litigation, or otherwise.

2.10           Withholding Tax.  Buyer shall be entitled to deduct and withhold from the Purchase Price all Taxes that Buyer may be required to deduct and withhold under any provision of law related to Tax applicable to Seller (the “Withheld Taxes”), which Withheld Taxes shall be delivered by Buyer to the appropriate governmental authority at Closing.  The Withheld Taxes shall be used to satisfy the payment of any Tax for which the payment was withheld, with any remaining balance of the Withheld Taxes being delivered to Seller. All such withheld amounts shall be treated as delivered to Seller hereunder.

2.11           Title.  Title to all Purchased Assets shall pass from Seller to Buyer at Closing, subject to the terms and conditions of this Agreement and the transaction documents entered into by the parties and delivered at Closing.  Buyer shall not assume the risk of loss to any Purchased Assets prior to Closing.

2.12           Certain Consents.  Nothing in this Agreement shall be construed as an attempt to assign any Permit or Assumed Contract intended to be included in the Purchased Assets which is by its terms or in law non-assignable without the consent of the other party or parties thereto, unless such consent shall have been given, or as to which all the remedies for the enforcement thereof enjoyed by Seller would not, as a matter of law, pass to Buyer as an incident of the assignments provided for by this Agreement.

2.13           Apportionment and Certain Expenses.  All payments required to be made by Seller under the provisions of the Lease Agreement or the Assumed Contracts, including, without limitation, rents, assessments, real estate taxes, insurance premiums, and common area charges (the “Payments”), shall be apportioned at the Closing between Seller and Buyer as of the Closing Date, with Buyer being responsible for paying all Payments attributable to periods of time occurring on and after the Closing Date, as follows:

(a)          Seller shall be responsible to pay such portion of the rent due under the Lease Agreement prior and up to the date of the Closing.  Subject to Seller's responsibility to pay the foregoing, Buyer shall be responsible for paying its pro rata portion of the rent and any Additional Rent due under the Lease Agreement on and after the Closing Date.

(b)          All real estate taxes, personal property taxes (if any), water, sewer and other current charges, if any (the “Additional Rent”), assessed against the Purchased Assets shall be apportioned pro rata as of the Closing Date (with Buyer being responsible for paying all charges attributable to periods of time occurring on and after the Closing Date) on the basis of the applicable fiscal taxing periods of the taxing or assessing authorities, or other applicable period with respect to the Additional Rent.

(c)          Buyer and Seller recognize that there may be certain charges or credits due under the Lease Agreement, Assumed Contracts or other Purchased Assets which shall relate to and have arisen prior to the Closing Date, but which at the Closing Date shall not have been billed (including, without limitation, unbilled common area charges), or shall not then be ascertainable, or which, if a credit or refund, shall not have been credited or refunded (the “Adjustment Amount”).  Seller shall be responsible for any Adjustment Amount relating to the period prior to the Closing Date, and Buyer shall be responsible for any Adjustment Amount relating to the period from and after the Closing Date, regardless of when such Adjustment Amount shall have been ascertained or billed.  Two (2) business days prior to the Closing Date, Seller shall prepare a notice setting forth its estimated calculation of such Adjustment Amount to the extent such amounts are available to Seller (the “Adjustment Notice”) and shall deliver the Adjustment Notice to Buyer.  Buyer shall review the Adjustment Amount as stated in the Adjustment Notice on or before the Closing Date and confer with Seller the contents thereof. At Closing, and subject to Section 2.13(d) of this agreement (i) Buyer shall pay to Seller, in addition to the Purchase Price, any Adjustment Amounts due to Seller, or (ii) any Adjustment Amounts due to Buyer shall be credited against the Purchase Price.  After the Closing Date, any Adjustment Amount shall be reallocated between the parties pursuant to the actual values assessed.

(d)          If Seller and Buyer fail to reach an agreement with respect to the Adjustment Amount as set forth by Seller in the Adjustment Notice pursuant to Section 2.13(c) before the Closing Date, then the parties shall proceed to Closing and adjust at Closing all undisputed amounts, and any amounts in dispute (the “Disputed Amounts”) shall be submitted within thirty (30) days after Closing for resolution to an impartial, nationally recognized firm of independent certified accountants (the “Independent Accountants”) other than Seller’s accountants or Buyer’s accountants who shall resolve the Disputed Amounts.  The parties agree that all adjustments shall be made without regard to materiality.  The Independent Accountants shall make a determination as soon as practicable within thirty (30) days (or such other time as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts shall be conclusive and binding upon the parties.  The payment of any Disputed Amounts shall be due within five (5) business days after resolution by the Independent Accountants.  Seller shall pay a portion of the fees and expenses of the Independent Accountants equal to 100% multiplied by a fraction, the numerator of which is the amount of Disputed Amount submitted to the Independent Accountants that are resolved in favor of Buyer (that being the difference between the Independent Accountant’s determination and Seller’s determination) and the denominator of which is the total amount of Disputed Amounts submitted to the Independent Accountants (that being the sum total by which Buyer’s determination and Seller’s determination differ from the determination of the Independent Accountants’ determination).  Buyer shall pay the portion of the fees and expenses of the Independent Accountants that Seller is not required to pay hereunder.

(e)          The provisions of this Section shall survive the Closing.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF SELLER

As an inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, Seller represents and warrants to Buyer, subject to those matters and/or documents disclosed to Buyer by, or any limitation set forth on, any Schedule to this Agreement, as follows:

3.1           Organization.  Seller is a corporation duly organized, validly existing and in good standing under the laws of California, and has the power and authority to own or lease its properties, carry on the Business as now conducted, enter into this Agreement and the Other Agreements to which it is or is to become a party and perform its obligations hereunder and thereunder.

3.2           Authorization; Enforceability.  This Agreement, and each Other Agreement to which Seller is a party, have been duly executed and delivered by, and constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.  Each Other Agreement to which Seller is to become a party pursuant to the provisions hereof, when executed and delivered by Seller, will constitute the legal, valid and binding obligation of Seller, enforceable against it in accordance with the terms of such Other Agreement.  All actions contemplated by this Section have been duly and validly authorized by all necessary proceedings by Seller.

3.3           No Violation of Laws or Agreements; Consents.  Neither the execution and delivery of this Agreement or any Other Agreement to which Seller is or is to become a party, the consummation of the transactions contemplated hereby or thereby, nor the compliance with or fulfillment of the terms, conditions or provisions hereof or thereof by Seller will: (a) contravene any provision of any Governing Document of Seller, (b) conflict with, result in a breach of, constitute a default or an event of default (or an event that might, with the passage of time or the giving of notice or both, constitute a default or event of default) under any of the terms of, result in the termination of, result in the loss of any right under, or give to any other Person the right to cause such a termination of or loss under, any Purchased Asset or any Assumed Contract to which Seller is a party or by which any of its assets may be bound or affected, (c) result in the creation, maturation or acceleration of any Liability of Seller (or give to any other Person the right to cause such a creation, maturation or acceleration), (d) violate any Law or violate any judgment or order of any Governmental Body to which Seller is subject or by which any of the Purchased Assets may be bound or affected, or (e) result in the creation or imposition of any Encumbrance upon any of the Purchased Assets or give to any other Person any interest or right therein.  Except as may be required pursuant to the terms of the Lease Agreements or Assumed Contracts and as provided in Schedule 3.3 (the “Third Party Consents”), no consent, approval or authorization of, or registration or filing with, any Person is required in connection with the execution and delivery by Seller of this Agreement or any of the Other Agreements to which Seller is or is to become a party pursuant to the provisions hereof or the consummation by Seller of the transactions contemplated hereby or thereby.

3.4           Interests in Other Entities.  Seller, directly or indirectly, (a) does not own, of record or beneficially, any shares of voting stock or any other equity securities of any Person; (b) has no other ownership or equity or debt interest, of record or beneficially, in any Person; and (c) has no obligation or right, fixed or contingent, to purchase or subscribe for any interest in, advance or loan monies to, or in any way make an investment in, any Person or to share any profits or capital investments in any other Person.

3.5           Seller Financial Statements.

(a)          Attached hereto as Exhibit B are Financial Statements, including Income Statements of Seller for the 12 months ended December 31, 2010 and December 31, 2011, and for the six months ended June 30, 2011 and June 30, 2012, as well as  combined Balance Sheets of Seller and six of its Affiliates as of December 31, 2010 and December 31, 2011, and as of June 30, 2011 and June 30, 2012 (the “Financial Statements”).  The Financial Statements (i) are materially correct and complete, (ii) have been prepared in accordance with GAAP on a consistent basis, and (iii) fairly present the results of operations of the Cinema for the periods then ended in accordance with GAAP. Seller has no money due and owing to any film distributor in connection with the Cinema except for money owing in the normal course of business for which an amount is not ascertainable to pay or which is not yet delinquent but will be paid when due but in all events at or prior to Closing.

(b)          Attached hereto as Exhibit J is a schedule of data compiled by Rentrak that sets forth the gross box office admissions for the Cinema for the calendar years 2010 and 2011 and for the period of January 1, 2012 thru November 20, 2012.  The data on Exhibit J was based upon information supplied by Seller and accurately reflects, in all material respects, the gross box office admissions at the Cinema for each of the indicated periods.

3.6           No Changes.  Seller has conducted the Business only in the ordinary course. Without limiting the generality of the foregoing sentence there has not been any: (a) material adverse change in the Purchased Assets or the Leased Premises; (b) damage or destruction to any Purchased Asset or Leased Premise, whether or not covered by insurance, except to the extent repaired; (d) strike or other labor trouble at the Cinema; (e) increase in the salary, wage or bonus of any employee of the Cinema except in the ordinary course of business; or (f) any change in or deferral of Seller’s maintenance practices and procedures, including the maintenance and repair of the roof of the Leased Premises and of the Cinema’s Heating Ventilation and Air Condition equipment of systems (“HVAC”) or (g) agreement or commitment to do any of the foregoing except in the ordinary course of business.  Except as provided on Schedule 3.6, since January 1, 2011, Seller has not made any material changes, substitutions or replacements to the equipment, furniture or fixtures at the Cinema.

3.7           Taxes.  Seller and Seller’s Predecessor have filed or caused to be filed on a timely basis, or will file or cause to be filed on a timely basis, all Tax Returns that are required to be filed by it prior to or on the Closing Date, pursuant to the Law of each governmental authority with taxing power over it.  All such Tax Returns were or will be, as the case may be, correct and complete.  Seller and Seller’s Predecessor have paid or will pay all Taxes that have or will become due as shown on such Tax Returns or pursuant to any assessment received as an adjustment to such Tax Returns.  Seller and Seller’s Predecessor have withheld and paid all Taxes required to have been withheld in accordance with all applicable Laws in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

3.8           Undisclosed Liabilities.  Except for the Assumed Liabilities, Seller has no Liabilities of any kind or nature whatsoever that would attach to the Purchased Assets or for which Buyer will become liable on or after the Closing Date.  The foregoing shall exclude all Retained Liabilities.

3.9           Condition of Assets; Title; Business.

(a)           Seller has a valid leasehold interest in the Leased Premises in accordance with the terms of the Lease Agreement.  Except for Permitted Encumbrances, none of the Purchased Assets (including the leasehold interests) is subject to any Encumbrance.

(b)          Except as disclosed on Schedule 3.9, as of the date hereof, the roof of the Leased Premises is in good condition, has been professionally maintained, and to Seller’s Knowledge does not require any repairs, and the Purchased Assets (including “HVAC”)  located at the Leased Premises will be, as of the Closing Date, in operating condition and repair suitable and sufficient to conduct the Business as conducted in the ordinary course by Seller; have been maintained  as required; and, to Seller’s Knowledge, all repairs and maintenance (including preventive maintenance) to the Purchased Assets (including HVAC) have been completed and the Purchased Assets are operating.

(c)          Prior to the Closing Date, Buyer and Seller shall review the condition of the roof of the Leased Premises and the HVAC Units at the Cinema, and make good faith efforts to identify any repairs that should be made (particularly with respect to the roof and the HVAC Units  and to designate which repairs shall be Seller’s responsibility (whether or not any repairs designated as Seller’s responsibility can be completed prior to the Closing)(the “Seller’s Repair”).  At the Closing, Seller shall provide to Buyer a certificate approved by Buyer that identifies Sellers Repairs, if any, to be made for which Seller shall be responsible after the Closing.  In addition, on the Closing Date, the Purchased Assets will include at a minimum (i) one functioning xenon projector bulb for each auditorium at the Cinema, and (ii) one new, unused, spare xenon projector bulb for the Cinema.  Buyer has inspected the Tangible Assets and will be taking such Tangible Assets in “AS IS” condition, subject to the representations and warranties set forth in this Agreement and any agreement reached pursuant to this Section 3.9 regarding the responsibility of Seller for any identified repairs.  Seller’s responsibility for a Seller’s Repair shall be the initial completion of such Seller’s Repair in a good and workman-like manner in accordance with professional standards, thereafter, Buyer shall be solely responsible for the condition and maintenance of the roof of the Leased Premises and HVAC Units at the Cinema.

3.10           Inventory.  All Inventory consists of a quality and quantity usable and salable in the ordinary course of business, is owned by Seller free and clear of all Encumbrances, and no inventory is held on a consignment basis.  The quantities of each item of inventory are not excessive but are reasonable in the present circumstances of Seller.

3.11           No Pending Litigation or Proceedings.  Except as set forth in Schedule 3.11, no action, suit, investigation, claim or proceeding of any nature or kind whatsoever, whether civil, criminal or administrative, by or before any Governmental Body or arbitrator (“Litigation”) is pending or, to the Knowledge of Seller, threatened against or affecting Seller, the Business, the Leased Premises, the Purchased Assets, or any of the transactions contemplated by this Agreement or any Other Agreement, except for claims related to Retained Liabilities of Seller, for claims for personal injury and workers compensation and further except for claims for property damage identified on Schedule 3.11 and claims by Governmental Bodies identified on Schedule 3.11 or such other matters specifically disclosed in this Agreement.  Seller has not received notice of any outstanding judgment, decree or order of any Governmental Body against or affecting Seller, the Business, the Leased Premises, or any of the Purchased Assets, or any of the transactions contemplated by this Agreement or any Other Agreement.  Seller does not have any pending Litigation against any third party related to the Business or otherwise affecting the Purchased Assets in any respect whatsoever.

3.12           Contracts.  Schedule 3.12 lists all material written contracts, leases or other agreements that Seller currently has for use at the Cinema (the “Material Contracts”).  Each Material Contract is valid and binding upon Seller in accordance with its terms and is in full force and effect.  Neither Seller nor any other party is in breach of or in default under (or is alleged to be in breach of or in default under), or has provided or received any notice of any intention to terminate any Material Contract.

3.13           Permits; Compliance with Law.  Subject to Section 5.10, Seller or the applicable Lessor holds all health department and certificates of occupancy required under any applicable Law in connection with the operation, use and occupancy of the Cinema, including without limitation those identified on Schedule 3.13 (“Permits”).  The Purchased Assets include all Permits other than the occupancy permit which must be obtained under local law by Buyer, or would have been issued to the Lessor (or a predecessor in interest)  of the Cinema.  Seller has received no notice of any violation of Law which has not been remedied or rectified, excluding, however, any violations that are not the responsibility of Seller to remedy or rectify pursuant to the terms of the Lease Agreement or violations that are not applicable to the Purchased Assets.  Seller further warrants and represents that; (i) all governmental and or regulatory agency inspections have been performed in accordance with the applicable law and all permits and licensing including  building permits, certificates of occupancy, fire safety compliance and health department approvals are valid without conditions or objections at the time of Closing, (ii) to Seller’s Knowledge, no condition exists at the Cinema (with respect to the Leased Premises or the Purchased Assets) that requires any repair to be undertaken and completed in order for the Cinema and the business to be in compliance with any health or safety regulations.

3.14           Real Estate. The Lease Agreement is the only agreement entered into by Seller (or Seller’s Predecessors) applicable to Seller’s leasehold real property that is used in or necessary for the conduct of the Business.  The Lease Agreement identified on Schedule 2.1(b)  is the only leases, subleases, licenses, concessions or other agreements (whether written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which Seller holds or uses for the Cinema.  With respect to the Lease Agreement:

(a)          (i)           Such Lease Agreement is valid, binding, enforceable and in full force and effect, and Seller enjoys peaceful and undisturbed possession of the Cinema;

(ii)           Seller is not in breach or default under such Lease Agreement, and no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default, and Seller has paid all rent due and payable under such Lease Agreement;

(iii)           Seller has not given any written notice of any default or event that with notice or lapse of time, or both, would constitute a current default by the applicable Lessor under any Lease Agreement and, to the knowledge of Seller, no other party is in default thereof, and no party to the Lease Agreement has exercised any termination rights with respect thereto;

(iv)           Seller has not subleased, assigned or otherwise granted to any person the right to use or occupy the Cinema or any portion thereof, except as disclosed on Schedule 2.1(b) or except to the extent of subleases, assignments or other grants that expired or were terminated prior to the date hereof; and

(v)           Seller has not pledged, mortgaged or otherwise granted an Encumbrance on its leasehold interest in the Cinema that will not be satisfied at Closing.

(b)          Seller has not received any written notice of (i) violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting the Cinema, except for any past violations that were cured prior to the date hereof, (ii) existing, pending or threatened condemnation proceedings affecting the Cinema or the Leased Premises, or (iii) existing, pending or threatened zoning, building code or other moratorium proceedings, or similar matters which could reasonably be expected to adversely affect the ability to use or operate the Cinema as currently used or operated.  Neither the whole nor any material portion of the Cinema has been damaged or destroyed by fire or other casualty as of the date of this Agreement.

(c)          The Leased Premises are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitutes all of the real property necessary to conduct the Business as currently conducted.

3.15           Labor Relations.  No employee of Seller is represented by any union or other labor organization. No representation election, arbitration proceeding, grievance, labor strike, dispute, slowdown, stoppage or other labor trouble is pending or, to the Knowledge of Seller, threatened against, involving, affecting or potentially affecting Seller, except as disclosed on Schedule 3.15.   No complaint against Seller or Seller’s Predecessor is pending or, to the knowledge of Seller, threatened before the National Labor Relations Board, the Equal Employment Opportunity Commission or any similar state or local agency, by or on behalf of any employee of Seller or Seller’s Predecessor. To the Knowledge of Seller, Seller has no Liability for any occupational disease of any of its employees, former employees or others.

3.16           Insurance.  Schedule 3.16 discloses all material insurance policies with respect to which either Seller or Seller’s Predecessor is the owner, insured or beneficiary, which shall specifically exclude any insurance policies held by any Lessor.  Seller has paid all premiums with respect to such insurance policies and is not in default under any such insurance policy.

3.17           Intellectual Property Rights.  Seller neither owns nor is a licensee to any form of Intellectual Property Rights related to the Cinema other than the rights to show films to the public according to agreements which are Retained Assets and Retained Liabilities. To the Knowledge of Seller, no other Person has any rights to the names “Poway Cinema”,or “Poway 10”,  in connection with the use of a movie theater in the State of California.  Seller has not received notice informing Seller that it has infringed upon the intellectual property rights of any other Person in connection with the operation of the Cinema.  Schedule 3.17 identifies all computer software owned by Seller that will be included as part of the Purchased Assets.  With respect to any such computer software identified on Schedule 3.17, Seller makes no agreement or other warranties or representations hereunder other than that Seller is a licensee of certain computer software used by it in connection with certain computer hardware that Seller is selling to Buyer hereunder and as to any license for software used with respect to said computer hardware:

(a)          Seller will assign to Buyer at Closing any rights, title, or interest in said software, but without warranty;

(b)          Seller’s obligation to sell, transfer, or assign any such software as is otherwise called for above shall be void if prohibited by any such license; and

(c)          At Closing, regardless of whether (a) or (b) is the case, the Purchase Price by Buyer to Seller will remain as is otherwise called for in this Agreement.

3.18           Employee Benefits.  Except for medical and dental coverage, life insurance, and long-term disability plans described on Schedule 3.18, Seller does not maintain any Benefit Plan for any employees employed at the Cinema.  After the Closing, Buyer will not have any Liability, with respect to any Benefit Plan of Seller or any other member of Seller Group, whether as a result of delinquent contributions, distress terminations, fraudulent transfers, failure to pay premiums to the PBGC, withdrawal Liability or otherwise.  As of the date on such Schedule, Schedule 3.18 identifies the names of all employees of Seller employed at the Cinema, including each listed employee’s address as reported to Seller by each such employee, current compensation, vacation time to which he or she is entitled and vacation time so far taken.  Schedule 3.18 also includes copies of Seller’s payroll records for all persons currently employed by Seller at the Cinema.  There are no written or oral agreements or arrangements providing for the employment by Seller of any person at the Cinema other than “at will” agreements. All employees of Seller at the Cinema are employees at will.

3.19           Environmental Matters.  The representations and warranties contained in this Section are qualified by (i) the disclosures on Schedule 3.19, (ii) the Knowledge of Seller as to the activities of Seller’s Predecessors, and (iii) the Knowledge of Seller as to all matters that are not the responsibility of Seller (or Seller’s Predecessors) under the Lease Agreement:

(a)          Compliance; No Liability.  Seller and Seller’s Predecessor have operated the Business and the Leased Premises in compliance with all Environmental Laws and have received no written notice of violation of any applicable Environmental Laws related to the Cinema.  To the Knowledge of Seller, Seller is not subject to any Liability, penalty or expense (including legal fees) in connection with operation of the Cinema by virtue of any violation of any applicable Environmental Law, any environmental activity conducted on or with respect to any property, or any environmental condition existing on or with respect to any property, in each case whether or not Seller or Seller’s Predecessors permitted or participated in such act or omission.

(b)          Treatment; CERCLIS.  Neither Seller nor Seller’s Predecessors have treated, stored, handled, processed, recycled, transferred, released, buried or disposed of any Regulated Material on, at, in or under any part of the Cinema, and, to the knowledge of Seller, no other Person has treated, stored, handled, processed, recycled, transferred, released, buried or disposed of any Regulated Material on, at, in or under any part of the Leased Premises. There has been no release by Seller or its Affiliates, or to the Knowledge of Seller by any other Person, of any Regulated Material at, on, in or under the Leased Premises. Neither Seller nor Seller’s Predecessors have transported or arranged for the transportation of any Regulated Material from the Cinemas to any location that is listed or proposed for listing on the National Priorities List pursuant to Superfund or on CERCLIS, or to any other location that is the subject of federal, state or local enforcement action or other investigation that may lead to claims against Seller or Seller’s Predecessor for cleanup costs, remedial action, damages to natural resources, to other property or for personal injury including claims under Superfund, except in compliance with any applicable Environmental Laws.

(c)          Notices; Existing Claims; Certain Regulated Materials; Storage Tanks.  Neither Seller nor Seller’s Predecessors have received any request for information, notice of claim, investigation, inquiry, demand, claim or any other form of notification that it is or may be potentially responsible with respect to any investigation, abatement or cleanup of any threatened or actual release of any Regulated Material at the Cinema.  Seller is not required to place any notice or restriction relating to the presence of any Regulated Material on the leasehold or fee interest of the Cinema.  There has been no past, and there is no pending or contemplated, claim by Seller or Seller’s Predecessor under any Environmental Law or Laws based on actions of others that may impact the Cinema.  Seller and Seller’s Predecessors are not a party to or bound by any order, and have not entered into any agreement with any Person, regarding any remedial action or environmental Liability or expense with respect to the Cinema, or in connection with any Liability under any Environmental Law or Laws for which Buyer would be liable after Closing.  Seller is not the registered owner of any storage tanks located on the Leased Premises, whether underground or aboveground, other than as disclosed on Schedule 3.19.  Seller has not closed or caused to be closed any underground storage tank on the Leased Premises.

3.20           Additional Cinemas.  Neither Seller nor any of Seller’s Principals has knowledge of the intention by any person to construct or open any movie theater within a ten-mile radius of the Cinema, except as may be disclosed in Schedule 3.20.

3.21           Finders’ Fees.  Neither Seller nor any of its officers, managers or employees has employed any broker or finder or incurred any Liability for any brokerage fee, commission or finders’ fee in connection with any of the transactions contemplated hereby or by any Other Agreement.

3.22           Suppliers.  Schedule 3.22 sets forth with respect to the Business the top fifteen (15) suppliers of goods or services to the Business for the most recent 12 months ended September 30th, 2012, such suppliers’ contact information and the amount purchased from such supplier during such period.  For the avoidance of doubt, suppliers shall include, but not be limited to, movie distributors, concession suppliers, advertising companies, cleaning services, maintenance services, and projection booth services.  Seller has not received any notice that any of the suppliers has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

3.23           Investment.  Seller is acquiring the shares of Class A common stock being issued to Seller as the Share Consideration (the “Shares”) for its own account for investment purposes and not with a view toward any resale of distribution thereof.   Seller and Seller’s Principals acknowledge that the Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and that the Shares may not be sold except in accordance with the Securities Act or applicable exemptions therefrom.

3.24           Investor Status.  At the time Seller was offered the Shares, it was, and at the closing date it is an “accredited investor” as defined in Rule 501(a) under the Securities Act.

3.25           Experience of Sellers. Seller, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment.  Seller has had an opportunity to ask questions of and receive answers from representative of Buyer Manager concerning the financial condition and prospects of Buyer Manager, and to obtain any additional information necessary to verify the accuracy of the information therein.  No other person has a direct or indirect or beneficial interest in the Shares.  Seller is able to bear the economic risk of a investment in the Shares and, at the present time is able to afford a complete loss of such investment.

3.26           Restricted Shares.  Seller agrees to the imprinting of the following legend, or a substantially similar legend, to the certificate(s) evidencing the Shares:

THESE SECURITIES  HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXCEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXCEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  THESE SECURITIES MAYBE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, Buyer represents and warrants to Seller as follows:

4.1           Organization.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, will be qualified to do business in the State of California as of the Closing Date, and has the corporate power and authority to own or lease its properties, carry on its business, enter into this Agreement and the Other Agreements to which it is or is to become a party and perform its obligations hereunder and thereunder.

4.2           Authorization and Enforceability.  This Agreement and each Other Agreement to which Buyer is a party have been duly executed and delivered by, and constitute the legal, valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms.  Each Other Agreement to which Buyer is to become a party pursuant to the provisions hereof, when executed and delivered by Buyer, will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with the terms of such Other Agreement.  All actions contemplated by this Section 4.2 have been duly and validly authorized by all necessary proceedings by Buyer.

4.3           No Violation of Laws; Consents.  Neither the execution and delivery of this Agreement or any Other Agreement to which Buyer is or is to become a party, the consummation of the transactions contemplated hereby or thereby nor the compliance with or fulfillment of the terms, conditions or provisions hereof or thereof by Buyer will: (i) contravene any provision of the Governing Documents of Buyer, (ii) conflict with, result in a breach of, constitute a default or an event of default (or an event that might, with the passage of time or the giving of notice or both, constitute a default or event of default) under any of the terms of, result in the termination of, result in the loss of any right under, or give to any other Person the right to cause such a termination of or loss under, any contract, agreement or instrument to which either Buyer is a party or by which any of its assets may be bound or affected, (iii) result in the creation, maturation or acceleration of any Liability of Buyer (or give to any other Person the right to cause such a creation, maturation or acceleration), or (iv) violate any Law or any judgment or order of any Governmental Body to which Buyer is subject or by which any of its assets may be bound or affected.  No consent, approval or authorization of, or registration or filing with, any Person is required in connection with the execution or delivery by Buyer of this Agreement or any of the Other Agreements to which Buyer is or is to become a party pursuant to the provisions hereof or the consummation by Buyer of the transactions contemplated hereby or thereby.

4.4           No Pending Litigation or Proceedings.  No Litigation is pending or, to the knowledge of Buyer, threatened against or affecting Buyer or any Affiliate of Buyer in connection with any of the transactions contemplated by this Agreement or any Other Agreement to which Buyer is or is to become a party or that would, to Buyer’s knowledge, have a material adverse effect on Buyer’s business considered as a whole.

4.5           Finders’ Fees.  Neither Buyer nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fee, commission or finders’ fee in connection with any of the transactions contemplated by this Agreement or by any other Agreement.

ARTICLE V.
CERTAIN COVENANTS

5.1           Conduct of Business Pending Closing.  From and after the date hereof and until the Closing Date, unless Buyer shall otherwise consent in writing, Seller shall conduct its affairs as follows:

(a)          Ordinary Course; Compliance.  The Business shall be conducted only in the ordinary course and   Seller shall cause the Leased Premises to be maintained in good operating condition and repair.  Seller shall maintain and repair the Purchased Assets (including HVAC) in accordance with professional standards and the repair and maintenance schedules (including preventative maintenance)  recommended by the respective manufacturers of the Cinemas of the Purchased Assets (including HVAC) located at the Leased Premises.  Seller shall not defer any repairs or scheduled maintenance, or cancel or modify any Agreement with respect to the Purchased Assets without written notice to Buyer.  Seller shall comply in a timely fashion with the provisions of all Permits and its other agreements and commitments applicable to the Cinema.  Seller shall use good faith, commercially reasonable efforts to keep the Business organization intact, keep available the services of its present employees and preserve the goodwill of its suppliers, patrons and others having business relations with it.  Seller shall maintain in full force and effect its policies of insurance, subject only to variations required by the ordinary operations of the Business, or else shall obtain, prior to the lapse of any such policy, substantially similar coverage with insurers of recognized standing.

(b)          No Solicitation of Other Bids.  For so long as this Agreement is valid and existing, Seller shall not, directly or indirectly, encourage, solicit, initiate, facilitate or continue inquiries regarding a proposal for the purchase of the Cinema or enter into any discussions, negotiations or agreements with, or provide any information to, any Person (other than Buyer and its Affiliates) concerning a possible acquisition of the Cinema.

(c)          Prohibited Transactions.  Seller shall not: (i) amend or terminate any Permit; (ii) cause any Liability or charge to becomes delinquent, other than Liabilities contested in good faith by appropriate proceedings or those being paid at Closing; (iii) enter into any employment or consulting contract or arrangement with any employee of the Cinema; (iv) take any action or omit to take any action that is reasonably likely to result in the occurrence of any event described in Section 3.6;  (v) take any action or omit to take any material action that will cause a breach or termination of any Permit, other than termination by fulfillment of the terms thereunder; or (vi) take any action or omit to take any material action inconsistent with Seller’s obligations under Section 5.1(a).

(d)          Access, Information and Documents.  Seller, at no cost to Seller, shall give to Buyer and to Buyer’s employees and representatives (including accountants, attorneys, environmental consultants and engineers) access during normal business hours to all of the properties, books, contracts, commitments, records, officers, personnel and accountants (including independent public accountants and their work papers) of Seller solely as they relate to the Cinema and shall furnish to Buyer all such documents and copies of documents and all information with respect to the properties, Liabilities and affairs of Seller (solely as they relate to the Cinema) as Buyer may reasonably request, including but not limited to weekly reports of gross box office and concession receipts at the Cinema, at the same time such reports are available to Seller’s management.  This Section 5.1(d) shall be subject to the terms and conditions set forth in Section 5.1(e).

(e)          Confidentiality.  Buyer hereby agrees that it will not disclose to any person (other than Buyers employees and representatives including accountants, attorneys, environmental consultants, engineers and insurance professionals) any information they may have gained with regard to the Lease Agreement, operation of the Business, or the finances of Seller hereunder which information was gained by disclosures made to it by Seller prior to, during or after the date of Closing and that this obligation of confidentiality shall survive the Closing.  Without otherwise limiting the information subject to the obligation of confidentiality set forth above, the information to be kept confidential by Buyer and Buyer’s Affiliates, as is set forth above, shall include the Financial Statements annexed to this Agreement and the financial representations made hereunder and any information contained in any accounting records of Seller as may have been disclosed or made available to Buyer in Buyer’s review of the Business prior to Closing.

5.2           Fulfillment of Agreements.  Each party hereto shall use commercially reasonable efforts to cause all of those conditions to the obligations of the other under Article VI that are not beyond its reasonable control to be satisfied on the date specified herein or if no date is specified herein then on or prior to the Closing and shall use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement; provided, that in no event shall Seller be required to pay any consideration to any Lessor or any other Third Party in order to satisfy any condition.

5.3           Employment, Severance and Termination Payments.  Seller agrees to pay, perform and discharge any and all severance payments, payroll and employment related Liabilities with respect to employees of Seller at the Cinema accruing up to the close of business on the date immediately preceding the Closing Date and shall indemnify and hold harmless Buyer and its directors, officers and Affiliates from and against any and all losses, Liabilities, damages, costs and expenses, including reasonable legal fees and disbursements, that any of the aforesaid may suffer or incur by reason of or relating to any such Liabilities.

5.4           Seller’s Employees.  Buyer shall have the right, but not the obligation, to offer employment to any of the employees of Seller or its Affiliates who are employed at the Cinema.  At or prior to the Closing, Seller shall fully compensate all employees of Seller at the Cinema for all work performed prior to the Closing Date. Seller does not guaranty that any of the employees to which Buyer will offer employment will accept any such offer of employment.

5.5           Workers’ Compensation and Disability Claims.

(a)          Seller’s Liability.  Seller shall remain liable for all Liability related to workers’ compensation, disability and occupational diseases of or with respect to all of Seller’s employees attributable to injuries, claims, conditions, events and occurrences occurring prior to the Closing Date, which Liability shall be a Retained Liability.

(b)          Buyer’s Liability.  Buyer shall be liable for all Liability related to workers’ compensation, disability and occupational diseases of or with respect to all of employees of Seller hired by Buyer attributable to injuries, claims, conditions, events and occurrences first occurring on or after the Closing Date.

5.6           Restrictive Covenants.

(a)          Covenant Not to Disrupt.  For a period of three years from and after the Closing Date, Seller shall not, directly or indirectly, interfere with, disrupt or attempt to disrupt any present or prospective relationship, contractual or otherwise, between Buyer or any of its respective Affiliates, on the one hand, and any of its respective customers, contractees, suppliers or employees, on the other hand.

(b)          Covenant Not to Disparage.  From and after the Closing Date, neither Seller nor Buyer shall at any time, directly or indirectly, disparage or make any statement or publication that is intended to or has the effect of disparaging, impugning or injuring the reputation or business interests of the other party and any of its respective Affiliates or any of its respective products, services, officers or employees regardless of any perceived truth of such statement or publication.

(c)          Enforcement.  The restrictive covenants contained in this Section 5.6 are covenants independent of any other provision of this Agreement and the existence of any claim that Seller may allege against any other party to this Agreement, whether based on this Agreement or otherwise, shall not prevent the enforcement of these covenants, except to the extent necessary to enforce any legal rights and remedies available to Seller.  Seller agrees that Buyer’s remedies at law for any breach or threat of breach by Seller of the provisions of this Section 5.6 will be inadequate, and that Buyer shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Section 5.6 and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which Buyer may be entitled at law or equity.  In the event of litigation regarding the covenants in this Section 5.6, the prevailing party in such litigation shall, in addition to any other remedies the prevailing party may obtain in such litigation, be entitled to recover from the other party its reasonable legal fees and out of pocket costs incurred by such party in enforcing or defending its rights hereunder.  The length of time for which these covenants shall be in force shall not include any period of violation or any other period required for litigation during which Buyer seeks to enforce these covenants.  Should any provision of this Section 5.6 be adjudged to any extent invalid by any competent tribunal, such provision will be deemed modified to the extent necessary to make it enforceable.

5.7           Publicity.  Without limiting Section 5.1(e), and not withstanding the provisions discussed in this Section 5.7, Seller acknowledges that Buyer Manager  is subject to the reporting requirements of the Securities Exchange Act of 1934 and that the Laws to which Buyer Manager is subject may require disclosure of certain information related to the Cinema, the Business, this Agreement and the transaction contemplated hereby.   Such disclosure shall not violate any of the conditions set forth herein.  Seller and Buyer shall not issue any press release or otherwise make any announcements to the public or the employees of Seller with respect to this Agreement prior to the Closing Date without the prior written consent of the other, except as required by Law.  If Buyer believes that a public disclosure of the transactions contemplated hereby is required by law, Buyer shall give to Seller notice thereof at least 24 hours prior to making such disclosure, and the scope of such disclosure shall be subject to Seller’s prior written consent.  Further with respect to any announcement to the employees, such announcement shall not be made until all conditions of Closing have been satisfied or waived by the applicable party.

5.8           Transitional Matters.

(a)  Transfer of Utilities. Seller, at no cost to Seller, shall cooperate with and assist Buyer and its authorized representatives in order to provide, to the extent reasonably requested by Buyer, an efficient transfer of control of the Purchased Assets and to avoid any undue interruption in the activities and operations of the Business following the Closing Date.  Seller shall not cause any utilities to be disconnected until Buyer shall have established an account for the utility associated with such Cinema in such Buyer’s own name, which shall be completed within ten (10) business days after the Closing Date.  Seller shall assist in transferring to Buyer the telephone numbers for the Cinema.  Buyer shall be liable to Seller for the utility payments for any utility maintained by Seller after the Closing Date.  Prior to Closing, Seller shall remove all of its movie trailers from films at the Cinema.

(b)           Buyer Audit.  Further, Seller, at Seller’s sole cost, shall cooperate with and assist Buyer in completing the audit being performed by EisnerAmper, LLP for the years ended December 31, 2011 and 2010, and the review for the nine months ended September 30, 2012 and 2011, until such engagements are finalized and the requisite financial statements are filed with the United States Securities and Exchange Commission.

5.9           Books and Records.  Seller shall not destroy or dispose of any books, records, and files relating to the Business to the extent that they pertain to the Business prior to the Closing Date or for a period of three years thereafter.

5.10           Permits.  Seller, at no cost to Seller, shall use its best efforts to assist Buyer in confirming or obtaining valid Permits for the Cinema prior to Closing, to the extent same are transferable.  In the event that Seller is unable to do so by Closing, then Seller shall provide Buyer with such Permits within 30 days after Closing.  Seller is in compliance with all Permits required under Environmental Laws (“Environmental Permits”), if any, with respect to the ownership and operation of the Business and the Cinema, and a list of all Environmental Permits is provided on Schedule 5.10 attached hereto.

5.11           Mail.  Seller authorizes and empowers Buyer on and after the Closing Date to receive and open the mail and other communications received by Buyer relating to the Business and the Purchased Assets and to deal with the contents of such communications in any proper manner.  Seller shall promptly deliver to Buyer any mail or other communication received by it on or after the Closing Date pertaining to the Business, the Purchased Assets or the Assumed Liabilities.  Buyer shall promptly return to Seller any mail or other communication received by it on or after the Closing Date not pertaining to the Business, the Purchased Assets or the Assumed Liabilities.

ARTICLE VI.
CONDITIONS TO CLOSING; TERMINATION

6.1           Conditions Precedent to Obligation of Buyer.  The obligation of Buyer to proceed with the Closing under this Agreement is subject to the fulfillment prior to or at Closing of the following conditions, any one or more of which may be waived in whole or in part by Buyer at Buyer’s sole option:

(a)          Bring down of Representations and Warranties; Covenants.  Each of the representations and warranties of Seller contained in this Agreement shall be true and correct in all respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on, as of and with reference to the Closing Date.  Seller shall have performed in all material respects all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by it at or before the Closing.

(b)          Litigation.  No statute, regulation or order of any Governmental Body shall be in effect that restrains or prohibits the transactions contemplated hereby or that would, after Closing, limit or adversely affect Buyer’s ownership of the Purchased Assets or access to the Leased Premises in a manner different from Seller’s, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any Governmental Body challenging the lawfulness of or seeking to prevent or delay any of the Transactions contemplated by this Agreement or any of the Other Agreements or seeking monetary or other relief by reason of the consummation of any of such transactions.

(c)          No Material Adverse Change.  Between the date hereof and the Closing Date, there shall have been no material adverse change, regardless of insurance coverage therefor, in the Business or any of the Purchased Assets, results of operations, prospects or condition, of the Cinema or the Leased Premises.

(d)          Cinema Revenue Data.  Seller shall provide Buyer with statements for the period from July 1, 2012 through the end of the last month before the month in which the Closing occurs, that  fairly and accurately present the  aggregate gross box office revenues and the aggregate gross concession revenues for the Cinema for such period.

(e)          Closing Certificate. Seller shall have delivered a certificate, dated the Closing Date, certifying to the fulfillment of the conditions set forth in subparagraphs (a), (b), (c) and (d) of this Section 6.1. Such certificate shall constitute a representation and warranty of Seller with regard to the matters therein for purposes of this Agreement.

(f)          Closing Documents.  Buyer shall have received the other documents referred to in Section 6.3(a).  All agreements, certificates, opinions and other documents delivered by Seller to Buyer hereunder shall be in form and substance reasonably satisfactory to Buyer and Seller.

(g)          Title Insurance.  Buyer, at its sole cost and expense, shall have obtained for the Cinema final marked commitments to issue to Buyer ALTA (1990-Form B with appropriate state endorsements) leasehold policies of title insurance in coverage amounts equal to the fair market values of the leasehold interest in the Leased Premises, insuring good title to the leasehold interest in the Leased Premises with mechanic’s liens coverage and such endorsements as Buyer may have reasonably requested and with exceptions only for ALTA standard printed exceptions (other than mechanic’s and materialmen’s liens and rights of possession), the  Permitted Encumbrances and all other matters of public record that are not objected to in writing by Buyer by  November 30, 2012.  Seller shall have the right, but not the obligation, to cure any title matters objected to by Buyer.  Buyer shall be obligated to order commitments for the issuance of such leasehold policies of title insurance within five (5) business days after the date of this Agreement.

(h)          Member Approval. Buyer shall have received the approval of its members for the Transactions contemplated hereunder upon execution of this Agreement.

(i)          Release or Termination of Encumbrances.  Seller shall have caused all of its Encumbrances (other than Permitted Encumbrances) on the Leased Premises and the Purchased Assets to be released.

(j)          Real Estate.  Buyer shall have received from Lessor (a) an estoppel certificate and  a consent of Lessor to this transaction and to the assignment of the Lease Agreement to Buyer (“Lessor’s Consent”) in the form and substance satisfactory to Buyer.  Seller shall use best efforts to obtain (i) the estoppel certificate from the Lessor, and (ii) the Lessor’s Consent, , subject, however, to the limitations set forth in Section 5.2.

(k)          Christie/AIX.  Seller and Buyer or Buyer Manager shall have made arrangements satisfactory to Seller and Buyer that entitle Buyer to the full use and enjoyment of the equipment covered by the Christie/AIX  Master License Agreement and to the rights to receive maintenance, support and other services under the Christie Agreement with respect to such equipment.

(l)          FIRPTA Certificate.  Buyer shall have received a certificate pursuant to Treasury Regulations Section 1.1445-2(b) (the “FIRPTA Certificate”) that Seller is not a foreign person within the meaning of Code Section 1445, duly executed by Seller.

(m)          Due Diligence.  Buyer, and its investors shall use commercially reasonable efforts to complete their due diligence investigation of the Cinema and the Business, which satisfaction shall be assumed if Buyer has not terminated this Agreement on or before December 15, 2012.  Buyer, and its investors, in their reasonable discretion, shall have discovered no defect or condition applicable to the leasehold title to the Leased Premises, the Cinema or the other Purchased Assets that could materially adversely affect operations of the Cinema on and after the Closing Date.

(n)          Financing.  Buyer shall have received adequate and satisfactory financing prior to the Closing.

(o)          Lock-Up Agreement.  Seller shall have entered into a Lock-Up Agreement with respect to the Shares, in the form attached hereto as Exhibit H which provides (i) for a lock-up period of 180 days and (ii) an agreement that following the lock-up period Seller may not sell more than 10% of the Shares during any one 30-day period.  Notwithstanding anything to the contrary contained herein, after the Closing Date, Seller may transfer some or all of the Shares to an Affiliate Stockholder or director of Seller, or any family member thereof, provided such transferee signs a lock-Up Agreement in substantially the same form as Exhibit H, and provided further that such transfer complies with Section 4(2) of the Securities Act and the regulations promulgated thereunder.

(p)          Rights of First Offer.  Buyer shall receive from each of Anaheim Cinema Group, Inc., a California corporation, Scottsdale Cinema Group, Inc., an Arizona corporation, and Lake Havasu Cinemas, Inc., an Arizona corporation, letter agreements granting rights of first offer to Buyer, Buyer Manager or any affiliate thereof for the theaters owned by each such entity in the forms attached as Exhibit I hereto.

6.2           Conditions Precedent to Obligation of Seller.  The obligation of Seller to proceed with the Closing under this Agreement is subject to the fulfillment prior to or at Closing of the following conditions, any one or more of which may be waived in whole or in part by Seller at Seller’s sole option:

(a)          Bring down of Representations and Warranties; Covenants.  Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on, as of and with reference to the Closing Date.  Buyer shall have performed all of the covenants and complied in all respects with all of the provisions required by this Agreement to be performed or complied with by it at or before the Closing.

(b)          Litigation.  No statute, regulation or order of any Governmental Body shall be in effect that restrains or prohibits the transactions contemplated hereby, and there shall not have been threatened, nor shall there be pending, any action or proceeding by or before any Governmental Body challenging the lawfulness of or seeking to prevent or delay any of the transactions contemplated by this Agreement or by any other Agreement or seeking monetary or other relief by reason of the consummation of such transactions.

(c)          Closing Certificate. Buyer shall have delivered a certificate, dated the Closing Date, certifying to the fulfillment of the conditions set forth in subparagraphs (a) and (b) of this Section 6.2. Such certificate shall constitute a representation and warranty of Buyer with regard to the matters therein for purposes of this Agreement.

(d)          Closing Documents.  Seller shall also have received the other documents referred to in Section 6.3(b).  All agreements, certificates, opinions and other documents delivered by Buyer to Seller hereunder shall be in form and substance reasonably acceptable to Seller and Buyer.

(e)          Board Approval.  Seller shall have received the approval of its Board of Directors for the transactions contemplated hereunder with the execution of this Agreement.

(f)          Estoppel Certificate.  Seller shall have received an estoppel certificate and Lessor's Consent.

(g)          Stock Evidence. Buyer shall have delivered evidence reasonably satisfactory to Seller of the issuance of the Shares comprising the Share Consideration in favor of Seller in accordance with the terms of this Agreement (the ‘Stock Evidence”).

(h)          Christie/AIX.  Seller and Buyer or Buyer Manager shall have made arrangements satisfactory to Seller and Buyer that entitle Buyer to the full use and enjoyment of the equipment covered by the Christie/AIX  Master License Agreement and to the rights to receive maintenance, support and other services under the Christie Agreement with respect to such equipment.

6.3           Deliveries and Proceedings at Closing.

(a)          Deliveries by Seller.  Seller shall deliver or cause to be delivered to Buyer at the Closing:

(i)           An executed Assignment and Assumption Agreement, substantially in the form of Exhibit C.

(ii)          An executed Bill of Sale, substantially in the form attached hereto as Exhibit D.

(iii)         Copies of the fully executed Lease Agreement (including any amendments, exhibits, schedules or annexes thereto) the Cinema.

(iv)          Assignment of Lease Agreement for the Cinema, substantially in the form attached hereto as Exhibit A, executed by Seller.

(v)           Non-Competition Agreements, each substantially in the form attached hereto as Exhibit E, executed by Seller and each of the Seller’s Principals.

(vi)          Certificates of the appropriate public officials to the effect that Seller was a validly existing corporation in good standing in its jurisdiction of formation as of a date not more than 30 days prior to the Closing Date.

(vii)         Incumbency and specimen signature certificates dated the Closing Date, signed by the officers of Seller and certified by its Chief Executive Officer or Executive Vice President.

(viii)        True and correct copies of Seller’s Certificate of Incorporation certified by the Secretary of State.

(ix)           Certificates of Seller (A) setting forth all resolutions of the directors of Seller and the stockholders of Seller authorizing the execution and delivery of this Agreement and the Other Agreements and the performance by Seller of the transactions contemplated hereby and thereby, and (B) to the effect that the Certificate of Incorporation of Seller delivered pursuant to Section 6.3(a)(vii) was in effect at the date of adoption of such resolutions, the date of execution of this Agreement and the Closing Date.

(x)            The opinion of Gary R. King & Associates, legal counsel to Seller, in substantially the form attached hereto as Exhibit G.

(xi)           An executed Lessor Consent and estoppel certificate in form and substance satisfactory to Buyer;

(xii)          Keys for the Cinema.

(xiii)         All vendor warranties (including those for the roofs of the Cinema) respecting the Purchased Assets.

(xiv)          An executed certificate from Seller delivered pursuant to Section 3.9 that identifies any Seller’s Repairs

(xv)           Such other agreements and documents as Buyer may reasonably request.

(b)          Deliveries by Buyer.  Buyer shall deliver or cause to be delivered to Seller at the Closing:

(i)             An executed Assignment and Assumption Agreement, substantially in the form attached hereto as Exhibit C.

(ii)           An executed Bill of Sale, substantially in the form attached hereto as Exhibit D.

(iii)          Assignment of Lease Agreement for the Cinema substantially in the form attached hereto as Exhibit A, executed by Buyer.

(iv)           Certificates of the appropriate public official to the effect that Buyer is a validly existing limited liability company in the State of Delaware and authorized to do business in the State of California, as of a date not more than 30 days prior to the Closing Date.

(v)           An incumbency and specimen signature certificate signed by an officer of Buyer and certified by its Secretary.

(vi)          A true and correct copy of the Certificate of Formation of Buyer as of a date not more than 15 business days prior to the Closing Date, certified by the Secretary of State of Delaware.

(vii)         A certificate of Buyer (A) setting forth all resolutions of the members of Buyer authorizing the execution and delivery of this Agreement and Other Agreements and the performance by Buyer of the transactions contemplated hereby and thereby, certified by the Manager of Buyer, and (B) to the effect that the Certificate of Formation of Buyer delivered pursuant to Section 6.3(b)(vi) was in effect at the date of adoption of such resolutions, the date of execution of this Agreement and the Closing Date.

(viii)        The Stock Evidence,

6.4           Termination.

(a)          Mutual Consent; Failure of Conditions.  Except as provided in Section 6.4(b), this Agreement may be terminated at any time prior to Closing by: (i) mutual consent of Buyer and Seller; (ii) Buyer, if any of the conditions specified in Section 6.1 or Section 6.3(a) hereof shall not have been fulfilled by the Closing Date and shall not have been waived by Buyer; (iii) Seller, if any of the conditions specified in Section 6.2 or Section 6.3(b) hereof shall not have been fulfilled by the Closing Date and shall not have been waived by Seller; (iv) Buyer, if Seller has materially breached this Agreement; or (v) Seller, if Buyer has materially breached this Agreement. In the event of termination of this Agreement by either Buyer or Seller pursuant to clause (iv) or (v) of the immediately preceding sentence, Buyer or Seller shall be liable to the other party hereto for any breach hereof by such party, which breach led to such termination, and the rights and obligations of the parties set forth in Sections 7.2, 7.3 and 8.1 shall survive such termination. Buyer and Seller shall also be entitled to seek any other remedy to which they may be entitled at law or in equity in the event of such termination, which remedies shall include injunctive relief and specific performance. Notwithstanding the foregoing, in the event that this Agreement is terminated by one party hereto pursuant to clause (iv) or (v) of the first sentence of this Section 6.4 solely as a result of a breach by the other party hereto of a representation or warranty of such other party as of a date after the date of this Agreement, which breach could not have been reasonably anticipated by such other party and was beyond the reasonable control of such other party and which has not been cured or remedied by such party, then the remedy of the party terminating this Agreement shall be limited solely to recovery of all of such party’s third party out-of-pocket costs and expenses incurred in connection herewith, up to a maximum amount of $10,000.00 and if the non-breaching party is Buyer, then in addition to the $10,000.00, and if the breaching party is Seller, then in addition to the $10,000.00, Buyer shall recover from Seller without protest or delay all actual out of pocket costs associated with the transaction contemplated by this Agreement, including but not limited to attorneys’ fees and accounting fees.

(b)          Casualty Damage.  Notwithstanding anything else herein to the contrary, if prior to Closing the Purchased Assets (or any portion thereof) are damaged by fire or any other cause, the reasonable estimate of the immediate repair of which would cost more than Fifty Thousand Dollars ($50,000.00), Buyer at its option, by providing written notice to Seller within ten (10) business days after Buyer’s receipt of notice of such loss, may declare this Agreement null and void, or Buyer may close the transactions hereunder subject to reduction of the Purchase Price by the amount of any applicable insurance deductible which shall be paid by Buyer and assignment to Buyer of the proceeds from any insurance carried by Seller covering such loss.  If prior to Closing the Purchased Assets (or any portion thereof) are damaged by fire or any other cause, the reasonable estimate of the repair of which would cost Fifty Thousand Dollars ($50,000.00) or less, such event shall not excuse Buyer from its obligations under this Agreement, but the Purchase Price shall be reduced by an amount equal to the amount of such cost and Seller shall be entitled to retain the net insurance proceeds collected or to be collected by Seller.

(c)          Notwithstanding anything in this Agreement to the contrary, in no event shall Buyer be permitted to terminate this Agreement as to less than all of the Purchased Assets.

ARTICLE VII.
SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

7.1           Survival of Representations.  All representations,  warranties and Agreements  made by any party in this Agreement or pursuant hereto shall survive the Closing provided, however, that representations and warranties hereunder shall survive for a period of three (3) years after the Closing Date, with the exception of the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.6 and 3.8, and Sections 4.1, 4.2 and 4.3, all of which shall survive for the period of the applicable statute of limitations plus ninety (90) days.  All claims for damages made by virtue of any representations, warranties and agreements herein or pursuant hereto shall be made under, and subject to the limitations set forth in, this Article VII.  The representations and warranties set forth in Articles III and IV are cumulative, and any limitation or qualification set forth in any one representation and warranty therein shall not limit or qualify any other representation or warranty therein.  Except for the respective representations and warranties of each party hereto expressly contained in this Agreement or the Other Agreements, no party hereto is making and each party specifically disclaims any representations or warranties of any kind or character, express or implied.

7.2           Indemnification by Seller and Seller’s Principals.  Seller and each of Seller’s Principals, shall jointly and severally indemnify, defend, save and hold Buyer and its officers, directors, employees, agents and Affiliates (collectively, “Buyer Indemnitees”) harmless from and against all demands, claims, actions or causes of action, assessments, losses, damages, deficiencies, Liabilities, costs and expenses (including reasonable legal fees, interest, penalties, and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing; collectively, “Buyer Damages”) asserted against, imposed upon, resulting to, required to be paid by, or incurred by any Buyer Indemnitee, directly or indirectly, in connection with, arising out of, resulting from, or which would not have occurred but for (a) a material breach of any representation or warranty made by Seller or Seller’s Principals in this Agreement, in any certificate or document furnished pursuant hereto by Seller or Seller’s Principals or any Other Agreement to which Seller or any of Seller’s Principals  is to become a party, (b) a breach or nonfulfillment of any covenant or agreement made by Seller or Seller’s Principals in or pursuant to this Agreement and in any Other Agreement to which Seller of any of Seller’s Principals is or is to become a party, (c) any Retained Asset or Retained Liability, (d) any successor liability (or Liabilities based on similar theories) arising out of any facts or circumstances occurring prior to the Closing Date or Liability arising out of or attaching by virtue of Seller being a member of a controlled group or affiliated group of entities, (e) and demand or claim for any finder’s fee related the this Agreement or any transaction contemplated hereby, and (f) the provisions of 29 U.S.C. §§ 1161-1168, as same may be amended from time to time, and the regulations and rulings thereunder, with respect to the employees of Seller at the Cinema.

7.3           Indemnification by Buyer.  Buyer shall indemnify, defend, save and hold Seller and its officers, directors, employees, Affiliates and agents (collectively, “Seller Indemnitees”) harmless from and against any and all demands, claims, actions or causes of action, assessments, losses, damages, deficiencies, Liabilities, costs and expenses (including reasonable legal fees, interest, penalties, and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing; collectively, “Seller Damages”) asserted against, imposed upon, resulting to, required to be paid by, or incurred by any Seller Indemnitee, directly or indirectly, in connection with, arising out of, resulting from, or which would not have occurred but for (a) a material breach of any representation or warranty made by Buyer in this Agreement or in any certificate or document furnished pursuant hereto by Buyer or any Other Agreement to which either Buyer is or is to become a party, (b) a breach or nonfulfillment of any covenant or agreement made by any Buyer in or pursuant to this Agreement and in any Other Agreement to which either Buyer is or is to become a party, and (c) any and all liability or obligations related to the Purchased Assets that accrue or occur on or after the Closing Date including, but not limited to Buyer’s failure to comply with the terms of the Lease Agreement.

7.4           Waiver of Statute of Limitations.  Each party hereto waives any applicable statute of limitations that may be applicable to Damages arising under clauses (c), (d) and (e) of Section 7.2.

7.5           Notice of Claims.  If any Buyer Indemnitee or Seller Indemnitee (an “Indemnified Party”) believes that it has suffered or incurred or will suffer or incur any Damages for which it is entitled to indemnification under this Article VII, such Indemnified Party shall so notify the party or parties from whom indemnification is being claimed (the “Indemnifying Party”) with reasonable promptness and reasonable particularity in light of the circumstances then existing.  If any action at law or suit in equity is instituted by or against a third party with respect to which any Indemnified Party intends to claim any Damages, such Indemnified Party shall promptly notify the Indemnifying Party of such action or suit.  The failure of an Indemnified Party to give any notice required by this Section 7.5 shall not affect any of such party’s rights under this Article VII or otherwise, except to the extent such failure is actually prejudicial to the rights or obligations of the Indemnified Party.

7.6           Third Party Claims.  The Indemnifying Party shall have the right to conduct and control, through counsel of its choosing, the defense of any third party claim, action or suit, and the Indemnifying Party may compromise or settle the same, provided that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement.  The Indemnifying Party shall permit the Indemnified Party to participate in the defense of any such action or suit through counsel chosen by the Indemnified Party, provided that the fees and expenses of such counsel shall be borne by the Indemnified Party (subject to reimbursement pursuant to Section 7.2 or 7.3, as the case may be).

7.7           Limitation on Indemnification.  No Indemnified Party shall be entitled to make a claim for indemnification for inaccuracy in or breach of representation or warranty pursuant to clause (a) of Section 7.2 until the cumulative and aggregate amount of all Damages as a result of all matters covered by clause (a) of Section 7.2 exceeds Fifteen Thousand Dollars ($15,000.00) (the “Basket Amount”).  If and when such damages do exceed the Basket Amount, then the Indemnified Party shall be entitled to indemnification for all such damages in excess of the Basket Amount; provided, however, that if damages arising out of or relating to any inaccuracy in or breach of representation or warranty set forth in Section 3.9 and Section 3.21 in the aggregate exceed the Basket Amount, then Buyer shall be entitled to indemnification for all such damages therefrom, and the Basket Amount shall not limit in any way whatsoever Buyer’s right to be indemnified for all such damages.  Nothing is this Section 7.7 shall limit the responsibility of Seller for any Seller’s Repairs designated as their responsibility pursuant to Section 3.9 and identified on the certificate the Buyer at Closing pursuant to Section 6.3(a)(xv).  Any indemnification payment under this Agreement shall take into account and be reduced by any insurance proceeds or other third party reimbursement actually received (other than the proceeds of any self insurance or, to the extent it is the economic equivalent of self insurance, any insurance that is retrospectively rated).  The indemnifications provided for in Section 7.1 above shall survive for a period of three (3) years from the Closing Date, except for claims based upon any guarantee of the Lease Agreement by the Seller’s Principals, which shall survive until the expiration of the applicable statutes of limitations for claims based upon, arising out of or related to any such guarantee.

7.8           Payment.  All indemnification payments under this Article VII shall be made promptly in cash.  All indemnifications payments under this Article VII shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

7.9           Notification of Material Events or Changes.  Seller will promptly notify Buyer of any material event or change in the business or affairs of Seller with respect to the Purchased Assets, or the filing of any material litigation affecting the Purchased Assets which may occur during the period extending from the date hereof until the Closing Date, whether or not occurring in the usual or ordinary course of business, and which would affect Seller’s ability to complete the transactions contemplated by this Agreement or by the Other Agreements.

ARTICLE VIII.
MISCELLANEOUS

8.1           Costs and Expenses.  Buyer and Seller shall each pay their respective expenses, brokers’ fees and commissions and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all accounting, legal and appraisal fees and settlement charges.  All transfer taxes, if any, incurred as a result of the transfer of the Purchased Assets shall be paid by Seller.

8.2           Bulk Sales.  The parties hereto waive compliance with the provisions of any bulk sales law applicable to the transactions contemplated hereby, and, notwithstanding anything else in this Agreement to the contrary, Seller shall hold Buyer harmless from and against all claims asserted against the Purchased Assets or Buyer pursuant to such bulk sales laws.  Seller agrees to pay timely its account creditors with respect to liabilities not being assumed by Buyer hereunder.

8.3           Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Other Agreements (including any real property transfer Tax and any similar Tax) shall be borne and paid by Seller when due.  Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

8.4           Further Assurances.  Seller shall, at any time and from time to time on and after the Closing Date, upon the reasonable request by Buyer and without further consideration, take or cause to be taken such actions and execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments, documents, transfers, conveyances and assurances as may be required or desirable for the better conveying, transferring, assigning, delivering, assuring and confirming the Purchased Assets to Buyer and to enable Buyer Manager to make the requisite public filing and disclosures, including financial disclosures, applicable to Buyer Manager under Law (including any federal securities laws).

8.5           Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (i) the fifth (5th) business day after the date of mailing, if delivered by registered or certified mail, postage prepaid,  (ii) upon delivery, if sent by hand delivery,  (iii) upon delivery, if sent by prepaid courier, with a record of receipt, or (iv) the next day after the date of dispatch, if sent by cable, telegram, facsimile or electronic mail (with a copy simultaneously sent by registered or certified mail, postage prepaid, return receipt requested), to the parties at the following addresses:

(i)	if to Buyer, to:

DC Poway Cinema, LLC
250 East Broad Street
Westfield, New Jersey 07090
Attention:  A. Dale Mayo, Manager
Telephone: (908) 396 1362
Facsimile:  (908) 396-1363
Email: bmayo@digiplexdest.com

with a required copy to:

Warren H. Colodner
Digital Cinema Destinations Corp.
250 East Broad Street
Westfield, NJ 07090
Telephone:  (908) 396-1360 x 1392
Facsimile:  (908) 396-1363
Email: wcolodner@digiplexdest.com

(ii)	if to Seller, to:

UltraStar Poway Creekside Plaza Inc.
C/O Ultra Star Cinemas.
1060 Joshua Way, Vista CA 92081
Attn: Alan Grossberg
Telephone:  (760) 597-5776
Facsimile:  (760) 597-5289
Email: agrossberg@ultrastarmovies.com

with a required copy to:

Gary R. King, Esq.
Gary R. King& Associates
30950 Rancho Viejo Road, Suite 155
San Juan Capistrano, CA 92675
Phone: 949.443.3390
Fax: 949.443.3385
Email:  garyk@grklaw.com

Any party hereto may change the address to which notice to it, or copies thereof, shall be addressed, by giving notice thereof to the other parties hereto in conformity with the foregoing.

8.6           Currency.  All currency references herein are to United States dollars.

8.7           Off-Set, Assignment; Governing Law.  Buyer shall be entitled to offset or recoup from amounts due to Seller from Buyer hereunder or under any Other Agreement (including Seller Damages) against any obligations of Seller to Buyer hereunder or under any Other Agreement (including Buyer Damages). This Agreement and all the rights and powers granted hereby shall bind and inure to the benefit of the parties hereto and their respective permitted successors and assigns.  This Agreement and the rights, interests and obligations hereunder may not be assigned by any party hereto without the prior written consent of the other parties hereto, except that Buyer may make such assignment to any Affiliate of such Buyer provided that such Buyer remains liable hereunder.  This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to its conflict of law doctrines.

8.8           Amendment and Waiver; Cumulative Effect.  To be effective, any amendment or waiver under this Agreement must be in writing and be signed by the party against whom enforcement of the same is sought.  Neither the failure of any party hereto to exercise any right, power or remedy provided under this Agreement or to insist upon compliance by any other party with its obligations hereunder, nor any custom or practice of the parties at variance with the terms hereof shall constitute a waiver by such party of its right to exercise any such right, power or remedy or to demand such compliance.  The rights and remedies of the parties hereto are cumulative and not exclusive of the rights and remedies that they otherwise might have now or hereafter, at law, in equity, by statute or otherwise.

8.9           Entire Agreement; No Third Party Beneficiaries.  This Agreement and the Schedules and Exhibits set forth all of the promises, covenants, agreements, conditions and undertakings between the parties hereto with respect to the subject matter hereof, and supersede all prior or contemporaneous agreements and understandings, negotiations, inducements or conditions, express or implied, oral or written.  This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, except as provided in Sections 7.2 and 7.3 relating to Buyer Indemnitees and Seller Indemnitees.  No Person is an intended third party beneficiary of this Agreement.

8.10           Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

8.11           Severability.  If any term or other provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any rule of Law in any particular respect or under any particular circumstances, such term or provision shall nevertheless remain in full force and effect in all other respects and under all other circumstances, and all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.12           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall be deemed to be one and the same instrument.

(Signatures appear on the following page)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

DC POWAY CINEMA, LLC

By:______________________________
Name:     A. Dale Mayo
Title:       Manager

 ULTRASTAR POWAY CREEKSIDE PLAZA INC.

By:______________________________
Name: Russell Seheult, President

ALAN GROSSBERG

_________________________________

JOHN ELLISON

_________________________________

RUSSELL SEHEULT

_________________________________

[Signature Page to UltraStar Poway Creekside Plaza, Inc. Asset Purchase Agreement]